Exhibit 99.2

Dear Shareholders,

2022 was an extraordinary and transformative year for Seadrill. The management team and I are extremely proud of our employees, both offshore and onshore, for their efforts and contributions in achieving so much through the year. We find ourselves at a fascinating time for our industry in the face of geopolitical tensions and economic headwinds. Last year the need for affordable and reliable sources of energy was felt acutely around the globe and we believe as a company we have a crucial role to play in that regard. We believe the steps the company took laid the foundations for growth and enhanced performance for years to come.

The board of directors and the management team have made it clear that we are highly focused on delivering value to you – our shareholders. As we reflect on the past year, we are firmly of the view that we achieved this through the delivery of safe and efficient operations for our customers and the execution of several important strategic initiatives, none more so than the sale of our jack-ups in the Kingdom of Saudi Arabia in October and the all-stock acquisition of Aquadrill LLC that we announced in late December and expect to close mid-2023. Looking ahead through 2023 and beyond, at the beginning of what we believe will be a sustained upcycle for offshore drilling, we are confident that Seadrill is very well-placed to capitalize on market developments and reaffirm our focus on generating value and returns for shareholders.

In February 2022, Seadrill successfully emerged from its financial restructuring. Soon thereafter we re-entered public markets in April with a listing on the Euronext Expand in Oslo, followed by an up-listing to the main Oslo Børs in November. The Norwegian investor community is closely associated with Seadrill and we intend to build on existing relationships and foster new ones. In October, we re-entered U.S. markets by establishing our primary listing on the New York Stock Exchange. The steps we took in the capital markets last year were crucial for the company and its shareholders, improving liquidity in our equity and broadening our investor base. We look forward to working proactively and collaboratively with existing and prospective shareholders and investors as we continue to assess options with regard to the optimization of Seadrill’s capital structure.

Along with these milestones in capital markets, over the course of 2022 we repositioned Seadrill strategically to focus on key segments and geographies, where we believe we can differentiate the company and create value.

In September, we announced the sale of our jack-up business in the Kingdom of Saudi Arabia to ADES Arabia Holding Ltd. The strategic rationale for this transaction was compelling, crystalizing highly attractive valuations on an implied equity basis and creating an opportunity for the company to utilize the sale proceeds to significantly deleverage. The interest rate environment during 2022 changed markedly, driven by the fallout from the COVID-19 pandemic and geopolitical headwinds, and we regarded the opportunity to deleverage as vitally important. We executed debt paydowns of USD 442 million in the fourth quarter after closing the transaction. In taking this step we anticipate realizing interest savings of approximately USD 75 million per annum, enhancing the company’s free cash flow outlook.

The proposed divestment of our stake in Paratus Energy Services Ltd. was announced in October, which we expect to close later this quarter. Simply put, this transaction was an opportunity to monetize what we view as a non-strategic asset and to simplify our organizational structure. We are seeking to become a more transparent and streamlined company with greater focus on the core elements of our business.

We concluded 2022 with our announcement of the all-stock acquisition of Aquadrill LLC – a business with which we are very familiar given our rich, shared legacy. Indeed, Seadrill managed Aquadrill’s fleet from shipyard delivery through to 2021/22. This common history presents the opportunity for a frictionless and rapid integration and we expect to realize estimated synergies of at least USD 70 million per annum upon completing the integration of the two businesses. Furthermore, Aquadrill’s contracted fleet is scheduled to roll off within the next eighteen months and, as such, provides increased operational leverage at a time when we are witnessing highly constructive dayrate trends – especially in the prolific basins of the Golden Triangle that are core to our strategy. All told, we firmly believe in the strategic rationale of this acquisition and are confident that it will create a considerable amount of value for both our customers and our shareholders. Since announcement of the transaction, Seadrill’s equity trading volume and price have increased significantly, indicating that it has been well received by the investment community.

2022 was a point of inflection for the offshore drilling industry. Market fundamentals were very supportive and continue to be so. Having seen leading-edge dayrates double in certain segments in an exceptionally short period of time, on top of a constructive demand-supply mix, we firmly believe that 2022 represented the early stages of an upcycle.

2023 has started in a similar vein to last year, with a supportive environment for offshore drillers and strong fundamentals for oil and gas more broadly. Seadrill has a near-fully utilized fleet after the last of our four high-specification drillships in Brazil successfully commenced operations with Petrobras. We believe that we are well-positioned in this recontracting landscape. Our primary aim for 2023, as ever, is delivery of safe and efficient operations. This is the bedrock of our business. Otherwise, looking ahead to the remainder of 2023, we are laser focused on closing the acquisition of Aquadrill LLC, in addition to the divestment of our stake in Paratus Energy Services Ltd. Furthermore, we intend to monitor and evaluate opportunities in capital markets to ensure we have an optimal capital structure.

We will continue to manage your company in an agile and proactive way, primed to capitalize on opportunities as they arise in order to maximize shareholder returns.

/s/ Simon Johnson

Simon Johnson

President & Chief Executive Officer

February 17, 2023